Arista Power, Inc.
1999 Mt. Read Boulevard
Rochester, New York 14615

October 17, 2013

Via EDGAR
Amanda Ravitz
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:          Arista Power, Inc.
                Registration Statement on Form S-1
                Filed August 30, 2013 and Amended on October 3, 2013
                File No. 333-190948

Dear Ms. Ravitz:

Pursuant to Rule 461 of the Rules and Regulations under the Securities Act of 1933, as amended, Arista Power, Inc. (the “Registrant”) hereby requests the acceleration of the effective date of Registrant’s above-referenced Registration Statement on Form S-1 to October 21, 2013 at 4:00 pm (Eastern Time), or as soon as practicable thereafter.

The initial Form S-1 was filed on August 30, 2013, and an Amendment on Form S-1/A was filed on October 3, 2013.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Arista Power, Inc.

By:	/s/ William A. Schmitz
William A. Schmitz
Chief Executive Officer